ROGER S. MERTZ
THREE EMBARCADERO CENTER, 12TH FLOOR
SAN FRANCISCO, CALIFORNIA 94111

March 2, 2006

Mr. David J. Bugatto
President and Chief Executive Officer
Alleghany Properties LLC
2150 River Drive, Suite 155
Sacramento, CA 95833

Mr. Fredric Selinger
Sutter Securities Incorporated
555 California Street, Suite 3330
San Francisco, CA 94104

Re:    SonomaWest Holdings, Inc.

Dear Dave and Fred:

        As a significant shareholder of SonomaWest Holdings, Inc., I am writing to express my strong support for a management buyout of the company’s publicly-held shares. However, if such a buyout cannot be accomplished reasonably promptly, I support the alternatives of finding a buyer for or liquidating the company.

        I believe that such a liquidity event is the only way for the company’s board of directors to deliver shareholder value over any foreseeable period of time, and should be pursued immediately by the board. Leaving the company as-is, running as a stand-alone public company with no prospects for growth and with part-time management, will do nothing but erode shareholder value over time. The company has not been able to either grow the business or to reduce costs enough to produce any meaningful level of profitability. Despite sincere efforts to do so, I do not see any prospect of this changing.

        In the meantime, in addition to nearly $4 million in cash, the company is sitting on two significantly-appreciated assets, namely its real estate holdings (with a value of at least $18 million) and shares in MetroPCS (with a value of at least $7.2 million), that should be used for the benefit of the company’s shareholders, rather than be left idle within a non-performing, near-dormant company. The company’s infinitesimal public float is insufficient to result in a stock price that properly reflects the value of the company or that gives shareholders any real ability to liquidate their investments for fair value. Thus, it is the board of directors’ responsibility to seek a liquidity event in order to deliver this value to the company’s shareholders. In the event a management-led buyout cannot be accomplished or the board is unable to find a buyer that is willing to pay fair value for the company in the very near term, the board should seek an immediate liquidation.

        In view of the readily-determinable value of the company’s core assets, I am deeply troubled by the $11.03 price per share apparently being offered by the Stapletons. This price is simply inadequate based on the facts, and thus I cannot believe it is the product of an independent or analytically sound valuation exercise. As members of the special committee of the Board of Directors charged with evaluating the proposed transaction and making recommendations to the company’s shareholders, you must satisfy yourselves that the price ultimately offered to the shareholders is the best price obtainable and that the transaction is in the best interests of the shareholders. I know you will take your fiduciary responsibilities seriously, and hope that this letter will assist you in your deliberations. I believe a strict adherence to the usual and customary rules of good corporate governance under circumstances such as these should result in a price that is fair to all parties.

        It seems to me that the valuation of the company’s assets is something that can be accomplished in a relatively straight-forward manner. The real estate was appraised six months ago for in excess of $18 million. A price for the MetroPCS shares was established last summer that would equate to a value for the company’s current holdings of in excess of $7.2 million. Since these valuations were done, both Sonoma County real estate and MetroPCS have done very well. Any updating of these analyses would, in my view, show increased value. Including the cash and after payment of debt, the value of the company’s assets appears to be over $30 million, or $25.00 per share. I think it is not unreasonable that such a price could be obtained under the right circumstances.

        There are several additional valuation issues that need to be considered. First, I appreciate that on a liquidation significant income taxes would have to be paid. However, there are a number of tax strategies that under the right ownership could be employed to reduce or eliminate those taxes, including conversion to a Subchapter S corporation. There also remains the possibility that the company’s real estate assets could be exchanged for investment properties and the resulting company merged in a tax-free reorganization with a public company or that the company could be sold to one of the private equity firms that acquire companies with substantially appreciated assets. My point is that in a proper valuation of the company some value will be attributed to the possibility of tax deferral or elimination. Second, in a liquidation there will be a value to the public shell. SonomaWest appears to be a very clean company that should be saleable for a significant sum. I have been informed that this could exceed $500,000, although the exact amount would depend on the market at the time. In the aggregate, these additional sources of value together with the company’s income during a liquidation period should more than offset the costs of liquidation. On balance, I believe the value of the tax deferral to the right buyer (especially the Stapletons) would outweigh the value of the public shell, so my current preference is that you undertake whatever steps are necessary to assist the Stapletons in accomplishing a management buyout at a fair price.

        I trust that, as part of your deliberative process, the special committee will be engaging the services of a reputable, independent financial advisor who will render an opinion to the effect that the terms of the management buyout are fair to the company’s shareholders from a financial point of view. I also trust that you will make sure that this advisor is provided with the information contained in this letter. I would be pleased to answer any questions that you or your financial advisor may have regarding my analysis. In addition, I would be pleased to make a formal presentation to your committee if doing so would be helpful.

        As required by the rules of the Securities and Exchange Commission, I will be filing this letter with an amended Form 13D.

Sincerely yours, /s/ Roger S. Mertz —————————————— Roger S. Mertz

RSM:pa